575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax PETER J. SHEA peter.shea@kattenlaw.com 212.940.6447 direct 704.344.3195 fax

May 15, 2009

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Supplemental Comment Response
ETFS Platinum Trust
Registration No.: 333-158381

Dear Ladies and Gentlemen:

           On behalf of ETF Securities USA LLC (the “Sponsor”), our client and the sponsor of ETFS Platinum Trust (the “Trust”), we are submitting this response to Comment No. 2 contained in the Staff’s comment letter to Fred Jheon, President and Chief Executive Officer of the Sponsor, dated April 29, 2009 by Mr. H. Roger Schwall. The Staff’s comment letter was issued in the context of the Trust’s registration statement on Form S-1 (the “Registration Statement”) concerning the registration of the ETFS Physical Platinum Shares under the Securities Act of 1933 (the “Securities Act”). The Sponsor anticipates responding to the remaining comments contained in the Staff’s comment letter at a future date when it is prepared to file the Trust’s next pre-effective amendment to the Registration Statement.

          Capitalized terms used but not defined herein are used with the meanings given to them in the Amendment. The heading below corresponds to the heading in the comment letter with the numbered response corresponding to the comment number of the comment letter.

Purchasing activity in the platinum market . . . . , page 7

2.      The Sponsor has considered its experience in sponsoring similar physically-backed precious metal products in the European securities markets1 as well as the size of historical

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1	The affiliates of the Sponsor currently offer a suite of 131 exchange-traded commodity products listed on the London Stock Exchange, Deustche Boerse, NYSE-Euronext, Borsa

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Securities and Exchange Commission
May 15, 2009

supply and demand in the global platinum market in determining appropriate limits on the size of the Trust. The Sponsor intends to adhere to these limits by restricting the number of Shares currently being registered with the Commission and the number of additional Shares that may be so registered at any given time in the future.

           Currently, there are no physically-backed platinum exchange traded products in the U.S. In establishing a planned size limitation on the Trust, the Sponsor has considered the number and breadth of physically-backed precious metal exchange traded products by all sponsors (“ETPs”) that are offered to European investors and the amount of European demand for physical platinum ETPs by all sponsors, including the Sponsor’s European affiliate.2 While the number and breadth of European physically-backed precious metal ETPs exceed that of U.S. ETPs,3 the Sponsor believes that these considerations provide a reasonable proxy or benchmark for forecasting U.S. demand for the Trust’s Shares. The AUM of European physically-backed platinum ETPs account on average for approximately 12% of the AUM held by all European physically backed precious metal ETPs.

           Direct application of the 12% estimated European platinum ETP demand to the U.S. markets is problematic given the preeminence of the SPDR® Gold Trust in the U.S. market and the comparative limited diversity of physically-backed U.S. commodity ETPs.4 The Sponsor

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Italiana and ASX. Total assets under management (“AUM”) for all these products is estimated at $10.9 billion as of May 8, 2009. Currently, there are five physically-backed precious metal products that are offered by affiliates of the Sponsor on the European exchanges with aggregate AUM of approximately $3.2 billion as of May 8, 2009. These precious metal products are substantially similar to the ones currently being registered by the Sponsor with the Commission. See text at note 5 below.

2

ETF Securities Ltd., the Sponsor’s parent entity, has sponsored ETFS Physical Platinum (London Stock Exchange Ticker: PHPT) (“European ETFS Platinum ETP”), which had AUM of approximately $347.8 million as of May 8, 2009.

3

The following information is based on two-year historical averages, which covers the period beginning in the second quarter 2007, when physically-backed metals ETPs were first listed in Europe, through March 31, 2009. A total of 10 physically-backed precious metal ETPs, having an average AUM of approximately $3.7 billion over the past two years, are currently offered to European investors. These ETPs offer exposure to a wide variety of physically-backed precious metals, such as gold, silver, platinum and palladium. Of these physically-backed precious metal ETPs, two are backed by physical platinum. The two platinum ETPs had an aggregate average AUM of $395 million over the two-year period and accounted for approximately 10.8% of all European physically- backed precious metal ETP average AUM over the period. As of March 31, 2009, the AUM of all physically-backed platinum ETPs made up 5.8% of all European physically- backed precious metal ETPs. Sources: ETF Securities Ltd, Zurcher Kantonalbank, and Bank Julius Baer. The Sponsor has conservatively rounded the expected annual physically-backed precious metal ETP market share up to 12%.

4

In the U.S., a total of three physically-backed ETPs are offered giving investors direct exposure to precious metals with approximately $ 37 billion in AUM. Currently, U.S investors are only offered exposure to physically-backed gold and silver products.

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Securities and Exchange Commission
May 15, 2009

believes that direct utilization of the 12% estimate to the U.S. ETP market would result in an overstatement of the forecast annual demand for the Trust’s Shares and the metal acquired by the sale of such Shares. Consequently, the Sponsor has adjusted the universe of U.S. ETPs to include only the family of ETPs the Sponsor expects to offer in the U.S. In addition to the Trust, the Sponsor is also sponsoring the ETFS Gold Trust (“EGold”), the ETFS Silver Trust (“ESilver”) and the ETFS Palladium Trust (“EPalladium”). The Trust, EGold, ESilver and EPalladium are hereinafter referred to as the “ETFS Trusts.” The ETFS Trusts are collectively expected to offer an aggregate of $2.25 billion in shares that will represent approximately $2.25 billion in physical metals.5 Presently, the Sponsor estimates that the aggregate AUM for all ETFS Trusts after three years of operation will be between $2.0 billion and $4.0 billion. Applying the 12% platinum European ETP market share to the aggregate ETFS Trusts AUM would result in the Sponsor’s expectation that the Trust’s AUM would be between $240 million and $480 million after three years of the Trust’s operation. Using current spot market per ounce prices for platinum,6 the Trust is expected to be acquiring between approximately 70,000 to 140,000 ounces of platinum on an annual basis. Exhibit A attached hereto is a tabular presentation of the foregoing information.

           The Sponsor’s three-year platinum acquisition forecast for the Trust is based on current global platinum market conditions. As noted in the Prospectus, the biggest source of demand for platinum is for use in automobile emission reduction catalysts (“autocatalyst”).7 Presently, global automobile sales have fallen,8 and platinum demand for autocatalysts has significantly declined depressing overall platinum demand.9 Many market analysts expect autocatalyst and other industrial demand for platinum to remain weak for the foreseeable future.10

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Approximately 85% of the AUM of all U.S. physically-back precious metal ETPs is concentrated in SPDR® Gold Trust. Source: National Stock Exchange ETF Data. Therefore, the Sponsor views the European data as a better proxy for forecasting U.S. demand for the Trust’s Shares since there are 3.3 times the number of physically-backed products being offered to European investors.

5

EGold is currently offering its shares for approximately $1.0 billion in gold. ESilver is offering its shares for $500 million in silver. EPalladium is offering its shares for approximately $250 million in palladium. The Trust is offering the Shares for approximately $500 million in platinum.

6	See www.lppm.org.uk (fixing statistics). On May 8, 2009, the platinum spot price was $1,149.00 per ounce at the London PM Fix.

7	Johnson Matthey, Platinum 2008: Interim Review.

8	GFMS Platinum & Palladium Survey 2009.

9	GFMS Platinum & Palladium Survey 2009.

10

See, e.g., GFMS Platinum & Palladium Survey 2009 (“So far for this year [2009], just about every car manufacturer in the developed world has acted to cut production and conserve cash in the face of bloated inventories and fewer buyers.”).

Securities and Exchange Commission
May 15, 2009

           The Sponsor does not believe that the currently expected size of the Trust will have a meaningful effect on the global supply or demand for palladium. The Sponsor has utilized the high-end estimate of 140,000 platinum ounces to be acquired on an annual basis by the Trust in gauging potential market effects.11 The 10-year average annual supply of platinum through the end of 2008 was approximately 6,800,000 ounces,12 against which the Trust’s highest forecast annual metal acquisitions would only represent 2.1% . Likewise, the 10-year average annual demand for platinum through the end of 2008 was approximately 7,000,000 ounces,13 against which the Trust’s highest forecast annual metal acquisitions would only represent 2.0% . Consequently, the Sponsor believes that the Trust, given the current amount of Shares sought to be registered, will not cause supply or demand disruptions in the global platinum market and believes there will be a market neutral impact given the Shares can be a source of supply at then current prices through redemptions. Exhibit B attached hereto presents for the foregoing information in a tabular format. Moreover, the Sponsor intends to recast the foregoing analysis each time it seeks to register additional Shares of the Trust in the future to ensure that additional Trust offerings will not be disruptive to platinum supply and demand.

           Finally, the Sponsor has evaluated the global platinum market impact of the 2007 launch of European ETFS Platinum ETP.14 Exhibit C attached hereto is a chart comparing the spot price of platinum and such price’s volatility for the period January 2006 to January 2009. As the chart demonstrates, the initial offering of European ETFS Platinum ETP did not cause spot prices or volatility to rise. Also, European ETFS Platinum ETP has had no discernable impact on intermediate term or long term platinum prices over subsequent market periods. Exhibit D attached hereto is a chart comparing the platinum spot prices against net creations and redemptions (in ounces) for European ETFS Platinum ETP. This chart shows that net flows of platinum ounces held by European ETFS Platinum ETP did not support contemporaneous spot price movements and fluctuation. Consequently, the Sponsor expects that the offering of the Shares will not have a meaningful impact on the global platinum market. This expectation is founded on the Sponsor’s belief that the present Share offering is limited to an appropriate size and that arbitrage opportunities between platinum market prices and the Trust’s net asset value together with the low cost creation and redemption process utilizing physical metal will neutralize any impact of the Trust on the broader platinum market.

Closing Comments

          All Trust, Sponsor and Trust service provider personnel participating in the preparation of the Registration Statement are cognizant of their disclosure responsibilities to investors.

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11

The Registration Statement seeks to register 4,780,000 Shares. At an estimated platinum acquisition rate of 140,000 ounces per year, the Trust would complete its Share offering in approximately 3.4 years.

12	Johnson Matthey, Platinum 2008: Interim Review.

13	Johnson Matthey, Platinum 2008: Interim Review.

14	At May 8, 2009, the European ETFS Platinum ETP held approximately 315,402 ounces of platinum.

Securities and Exchange Commission
May 15, 2009

          In the event that the Sponsor requests acceleration of the effective date of the Registration Statement on behalf of the Trust, it will furnish a letter containing the requested acknowledgements.

          Please do not hesitate to contact me at (212) 940-6447 or Gregory Xethalis at (212) 940-8587 if you have any questions or comments with respect to the foregoing responses or the Amendment.

Very truly yours,

/s/ Peter J Shea

Peter J. Shea

Enclosures

cc (w/enclosures):	Mr. H. Roger Schwall
Ms. Tracy L. McNeil
Mr. Donald F. Delaney
Mr. Fred Jheon
Mr. Graham Tuckwell
Ms. Kathleen Moriarty
Mr. Gregory Xethalis

Platinum Exhibits:

Exhibit A: Annual ETFS Platinum Trust Estimates in Ounces

				Total
				Registered
		Low	High	Amount ($M)
Forecasts for US (after 3 years):
	USD
Estimated total assets for 4 products	($M)	$2,000	$4,000	$2,250

Platinum:				$500
	USD
Percent of assets		12%	12%
	USD
Assets	($M)	$240	$480
	USD
Price per ounce as at 5/8/2009	$ / oz	$1,149	$1,149
	USD
Total demand in ounces (for 3 years)	'000 oz	209	418

Annual demand in ounces	'000 oz	70	139

Source:  ETF Securities USA LLC

Exhibit B: ETFS Platinum Impact to World Supply and Demand

Source: Johnson Matthey, Platinum 2008: Interim Review

Exhibit C: Volatility and Platinum Spot price at the time of launch of European ETFS Physical Platinum

Source: Bloomberg

Exhibit D: Comparison of Platinum Spot Prices vs ETFS Platinum Net Flows in Ounces

Source: Bloomberg, ETF Securities USA LLC Data